SECURITIES AND EXCHANGE COMMISSION

	Washington, D.C. 20549

	___________

	FORM 8-B/A


	FOR REGISTRATION OF SECURITIES OF
	CERTAIN SUCCESSOR ISSUERS
	FILED PURSUANT TO SECTION 12(b) OR 12(g) OF THE
	SECURITIES EXCHANGE ACT OF 1934



	                ENOVA CORPORATION
	(Exact name of registrant as specified in its charter)
	(Formerly known as SDO Parent Co., Inc.)


                CALIFORNIA                       33-0643023
(State of incorporation or organization)       (IRS Employer
					     Identification No.)



 101 Ash Street, San Diego, CA             92101
(Address of principal executive offices)     (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class		Name of each exchange on which
to be so registered		each class is to be registered


Common Stock, without	New York and Pacific
     par value



Securities to be registered pursuant to Section 12(g) of the Act:

	                       N/A
	(Title of Class)

	This Form 8-B/A is an amendment to the Form 8-B of SDO Parent Co., Inc. (No. 001- 11439) filed with the Securities and Exchange Commission on March 9, 1995. On December 8, 1995, SDO Parent Co., Inc. changed its name to Enova Corporation.


Item 1.	General Information

	The registrant, Enova Corporation (formerly known as SDO Parent Co., Inc.), was organized on December 20, 1994 as a corporation under the laws of the State of California. The registrant's fiscal year ends on December 31. The registrant has filed two registration statements on Form S-4 (the "Forms S-4") under the Securities Act of 1933, as amended, with respect to the issuance of certain shares of the registrant's common stock, without par value (Registration Nos. 33-57007 and 33-64743).

Item 2.	Transaction of Succession

	San Diego Gas & Electric Company, a California corporation ("SDG&E"), formed the registrant for the purpose of creating a
holding company structure.   The structure will  result from a merger
(the "Merger") of a second-tier subsidiary of SDG&E (San Diego Merger Company) with and into SDG&E, whereby the registrant, a first-tier subsidiary of SDG&E (and the parent of San Diego Merger Company), will become the parent of SDG&E. The transaction is more fully explained in the proxy statement and prospectus of SDG&E and the registrant which is included as part of the Form S-4 (No. 33-
57007) and which is an exhibit hereto.   The Merger is expected to
become effective at 12:01 a.m. (Pacific Standard Time)  on January 1,
1996.

	The common stock, without par value, of SDG&E is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as
amended (the "1934 Act").   In addition, certain classes of SDG&E's
preference stock (cumulative), without par value, and cumulative preferred stock, $20 par value, are registered pursuant to Section 12(b) of the 1934 Act (and will remain so registered despite the
Merger).   As a result of the Merger, the registrant will become the
successor registrant to SDG&E's registration of SDG&E common stock, without par value. The Merger will cause shares of SDG&E's common stock, without par value, to be converted, on a share-for-share basis, into shares of the registrant's common stock, without par value. Issued and outstanding shares of SDG&E's preference stock (cumulative), without par value, and cumulative preferred stock, $20 par value, will remain outstanding and be unaffected by the Merger.

Item 3.	Securities to be Registered

	The registrant is authorized to issue 300,000,000 shares of the registrant's common stock, without par value. Upon the

Merger, approximately 116,583,358 shares of the registrant's common stock, without par value, will be issued and outstanding, none of which will be held by or for the account of the registrant.

Item 4.	Description of Registrant's Securities to be Registered

	The registrant's common stock, without par value, is described
in the proxy   statement and prospectus of SDG&E and the registrant
which is included as part of the Form S-4 (No. 33-57007) and which is an exhibit hereto. The section entitled "Item No. 2 - Formation of a Holding Company -- Articles of Incorporation and Bylaws of ParentCo" is incorporated herein by reference.

Item 5.	Financial Statements and Exhibits

	Financial Statements. With reference to holders of the registrant's common stock, without par value, the capital structure and balance sheet of the registrant immediately after the Merger will be substantially the same as those of SDG&E immediately prior to the Merger. Accordingly, no financial statements are filed with this registration statement.

	Exhibits.

	2.1	The proxy statement and prospectus portion of the
Registration Statement on Form S-4 of the registrant (Registration No. 33-57007). The proxy statement and prospectus portion of such Registration Statement is incorporated by reference.

	2.2	The Agreement of Merger which will establish the
registrant as the  holding  company for SDG&E.

	3.1	The Restated Articles of Incorporation of the registrant.

	-	For remaining exhibits, please refer to the Exhibit
Index.

	SIGNATURE


	Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

						ENOVA CORPORATION



Dated: December 18, 1995	By:          /s/ Frank H. Ault
                                   ----------------------------
						                                   Frank H. Ault
						                             Vice President, Controller

                            EXHIBIT INDEX


	These Exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.


Exhibit No.              Description
                                                           Sequential Page
                                                            No. in  manually
                                                            Signed Original

2.1     The proxy statement and prospectus portion of the                -
Registration Statement on Form S-4 of the registrant
(Registration No. 33-57007). The proxy statement and prospectus portion of such Registration Statement is incorporated herein by reference.

2.2     The Agreement of Merger which will establish the registrant      -
as the holding company for SDG&E.

3.1     Restated Articles of Incorporation of the Registrant.          -

3.2     Bylaws of the Registrant.                                       -

4.1     Restated Articles of Incorporation of SDG&E. (Incorporated     -
by reference from SDG&E's March 31, 1994 Form 10-Q -
Exhibit 3.1.)

4.2     Mortgage and Deed of Trust dated July 1, 1940. (Incorporated   -
by reference from Registration No. 2-49810 - Exhibit 2A.)

4.3     Second Supplemental Indenture dated as of March 1, 1948.       -
(Incorporated by reference from Registration No. 2-49810 -
Exhibit 2C.)

4.4     Ninth Supplemental Indenture dated as of August 1, 1968.       -
(Incorporated by reference from Registration No. 2-68420 -
Exhibit 2D.)

4.5     Tenth Supplemental Indenture dated as of December 1, 1968.     -
(Incorporated by reference from Registration No. 2-36042 -
Exhibit 2K.)

4.6     Sixteenth Supplemental Indenture dated August 28, 1975.        -
(Incorporated by reference from Registration No. 2-68420 -
Exhibit 2E.)

4.7     Thirtieth Supplemental Indenture dated September 28, 1983.     -
(Incorporated by reference from Registration No. 33-34017 -
Exhibit 4.3.)

10.1 Form of San Diego Gas & Electric Company Deferred Compensation - Agreement for Officers #3 (1995 compensation, 1996 bonus).
(Incorporated by reference from SDG&E's 1994 Form 10-K -
Exhibit 10.1)

10.2    Form of San Diego Gas & Electric Company Deferred Compensation    -
Agreement for Officers #1 (1995 compensation, 1996 bonus).
(Incorporated by reference from SDG&E's 1994 Form 10-K -
Exhibit 10.2)

10.3    Form of San Diego Gas & Electric Company Deferred Compensation    -
Agreement for Nonemployee Directors (1995 compensation).
(Incorporated by reference from SDG&E's 1994 Form 10-K -
Exhibit 10.3.)

10.4 Form of San Diego Gas & Electric Company 1986 Long-Term Incentive - Plan 1994 restricted stock award agreement. (Incorporated by reference from SDG&E's 1994 Form 10-K - Exhibit 10.4.)

10.5  San Diego Gas & Electric Company Retirement Plan for Directors,    -
restated as of October 24, 1994. (Incorporated by reference from SDG&E's 1994 Form 10-K - Exhibit 10.5.)

10.6     Form of San Diego Gas & Electric Company Deferred Compensation    -
Agreement for Officers #3 (1994 compensation). (Incorporated by reference from SDG&E's 1993 Form 10-K - Exhibit 10.1.)

10.7     Form of San Diego Gas & Electric Company Deferred Compensation    -
Agreement for Officers #1 (1994 compensation, 1995 incentive).
(Incorporated by reference from SDG&E's 1993 Form 10-K -
Exhibit 10.2.)

10.8   Form of San Diego Gas & Electric Company Deferred Compensation     -
Agreement for Nonemployee Directors (1994 compensation).
(Incorporated by reference from SDG&E's 1993 Form 10-K -
Exhibit 10.3.)

10.9   Form of San Diego Gas & Electric Company 1986 Long-Term            -
Incentive Plan 1993 restricted stock award agreement.
(Incorporated by reference from SDG&E's 1993 Form 10-K -
Exhibit 10.4.)

10.10    Supplemental Executive Retirement Plan restated as of             -
July 1, 1994.  (Incorporated by reference from SDG&E's
1994 Form 10-K - Exhibit 10.14.)

10.11    Amended 1986 Long-Term Incentive Plan, Restatement as             -
of October 25, 1993. (Incorporated by reference from SDG&E's 1993 Form 10-K - Exhibit 10.6.)

10.12    Loan agreement with CIBC Inc. dated as of December 1, 1993.       -
(Incorporated by reference from SDG&E's 1993 Form 10-K -
Exhibit 10.7.)

10.13    Amendment to San Diego Gas & Electric Company and Southern       -
California Gas Company Restated Long-Term Wholesale Natural
Gas Service Contract dated March 26, 1993. (Incorporated by reference from SDG&E's 1993 Form 10-K - Exhibit 10.8.)

10.14    Loan agreement with Mellon Bank, N.A. dated as of                -
January 3, 1995.  (Incorporated by reference from SDG&E's
1994 Form 10-K - Exhibit 10.9).

10.15    Loan agreement with First Interstate Bank of California          -
dated as of January 3, 1995. (Incorporated by reference from SDG&E's 1994 Form 10-K - Exhibit 10.10).

10.16    Loan agreement with the California Pollution Control             -
Financing Authority in connection with the issuance of $60 million of Pollution Control Bonds dated as of June 1, 1993. (Incorporated by reference from SDG&E's
June 30, 1993 Form 10-Q - Exhibit 10.1.)

10.17    Loan agreement with the City of San Diego in connection           -
with the issuance of $92.7 million of Industrial Development
Bonds 1993 Series C dated as of July 1, 1993. (Incorporated by reference from SDG&E's June 30, 1993 Form 10-Q -
Exhibit 10.2.)

10.18    Loan agreement with Mellon Bank, N.A dated as of                 -
April 15, 1993.  (Incorporated by reference from SDG&E's
March 31, 1993 Form 10-Q - Exhibit 10.1.)

10.19    Loan agreement with First Interstate Bank dated as of             -
April 15, 1993.  (Incorporated by reference from SDG&E's
March 31, 1993 Form 10-Q - Exhibit 10.2.)

10.20    Loan agreement with the City of San Diego in connection with      -
the issuance of Industrial Development Bonds 1993 Series A dated as of April 1, 1993. (Incorporated by reference from SDG&E's March 31, 1993 Form 10-Q - Exhibit 10.3.)

10.21    Loan agreement with the City of San Diego in connection with     -
the issuance of Industrial Development Bonds 1993 Series B dated as of April 1, 1993. (Incorporated by reference from SDG&E's March 31, 1993 Form 10-Q - Exhibit 10.4.)

10.22    Form of San Diego Gas & Electric Company Deferred                -
Compensation Agreement for Officers #3 (1993 compensation).
(Incorporated by reference from SDG&E's 1992 Form 10-K -
Exhibit 10.1.)

10.23    Form of San Diego Gas & Electric Company Deferred Compensation    -
Agreement for Officers #1 (1993 compensation, 1994 incentive).
(Incorporated by reference from SDG&E's 1992 Form 10-K -
Exhibit 10.2.)

10.24    Form of San Diego Gas & Electric Company Deferred Compensation    -
Agreement for Nonemployee Directors (1993 compensation).
(Incorporated by reference from SDG&E's 1992 Form 10-K -
Exhibit 10.3.)

10.25    Form of San Diego Gas & Electric Company 1986 Long-Term           -
Incentive Plan 1992 restricted  stock award agreement.
(Incorporated by reference from SDG&E's 1992 Form 10-K -
Exhibit 10.4.)

10.26    Loan agreement with the City of Chula Vista in connection with    -
the issuance of $250 million of Industrial Development Revenue
Bonds, dated as of December 1, 1992. (Incorporated by reference from SDG&E's 1992 Form 10-K - Exhibit 10.5.)

10.27    Loan agreement with the City of San Diego in connection with     -
the issuance of $25 million of Industrial Development Revenue
Bonds, dated as of September 1, 1987. (Incorporated by reference from SDG&E's 1992 Form 10-K - Exhibit 10.6.)

10.28    Nuclear Facilities Qualified CPUC Decommissioning Master Trust    -
Agreement for San Onofre Nuclear Generating Station, approved
November 25, 1987.  (Incorporated by reference from SDG&E's
1992 Form 10-K - Exhibit 10.7.)

10.29    Amendment No. 1 to the Qualified CPUC Decommissioning
Master Trust Agreement dated September 22, 1994.
(Incorporated by reference from SDG&E's 1994 10-K -
Exhibit 10.56).

10.30    Second Amendment to the San Diego Gas & Electric Company         -
Nuclear Facilities Qualified CPUC Decommissioning Master Trust
Agreement for San Onofre Nuclear Generating Stations. (Incorporated by reference from SDG&E's 1994 10-K - Exhibit 10.70).

10.31 Nuclear Facilities Non-Qualified CPUC Decommissioning Master Trust Agreement for San Onofre Nuclear Generating Station, approved November 25, 1987. (Incorporated by reference from SDG&E's 1992
Form 10-K - Exhibit 10.8.)

10.32    Loan agreement between Mellon Bank, N.A. and San Diego            -
Gas & Electric Company dated December 15, 1992, as amended.
(Incorporated by reference from SDG&E's 1992 Form 10-K - Exhibit 10.10.)

10.33   Fuel Lease dated as of September 8, 1983 between SONGS Fuel        -
Company, as Lessor and San Diego Gas & Electric Company, as Lessee, and Amendment No. 1 to Fuel Lease, dated September 14, 1984 and Amendment No. 2 to Fuel Lease, dated March 2, 1987. (Incorporated by reference from SDG&E's 1992 Form 10-K - Exhibit 10.11.)

10.34   Loan Agreement with the City of San Diego in connection with       -
the issuance of $118.6 million of Industrial Development Revenue Bonds dated as of September 1, 1992. (Incorporated by reference from SDG&E's September 30, 1992 Form 10-Q - Exhibit 10.1.)

10.35   Gas Purchase Agreement, dated March 12, 1991 between Husky        -
Oil Operations Limited and San Diego Gas & Electric Company.
(Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.1.)

10.36  Gas Purchase Agreement, dated March 12, 1991 between Canadian       -
Hunter Marketing Limited and San Diego Gas & Electric Company.
(Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.2.)

10.37  Gas Purchase Agreement, dated March 12, 1991 between Bow Valley     -
Industries Limited and San Diego Gas & Electric Company. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.3.)

10.38    Gas Purchase Agreement, dated March 12, 1991 between Summit       -
Resources Limited and San Diego Gas & Electric Company. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.4.)

10.39    Service Agreement Applicable to Firm Transportation Service       -
under Rate Schedule FS-1, dated May 31, 1991 between Alberta Natural Gas Company Ltd. and San Diego Gas & Electric Company. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.5.)

10.40    Firm Transportation Service Agreement, dated December 31, 1991   -
between Pacific Gas and Electric Company and San Diego Gas & Electric Company. (Incorporated by reference from SDG&E's 1991 Form 10-K -
Exhibit 10.7.)

10.41    Uranium enrichment services contract between the U. S.           -
Department of Energy and Southern California Edison Company, as agent for SDG&E and others; Contract DE-SC05-84UEO7541, dated November 5, 1984, effective June 1, 1984, as amended by modifications dated September 13, 1985, January 8, April 10, June 17 and August 8, 1986, March 26, 1987, February 20 and July 25, 1990, and October 7, 1991. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.9.)

10.42    Loan agreement with California Pollution Control Financing       -
Authority, dated as of December 1, 1985, in connection with the issuance of $35 million of pollution control bonds. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.10.)

10.43    Loan agreement with California Pollution Control Financing        -
Authority, dated as of December 1, 1991, in connection with the issuance of $14.4 million of pollution control bonds. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.11.)

10.44    Loan agreement with the City of San Diego in connection with      -
the issuance of $44.25 million of Industrial Development Revenue Bonds, dated as of July 1, 1986. (Incorporated by reference from SDG&E's 1991
Form 10-K - Exhibit 10.36.)

10.45    Loan agreement with the City of San Diego in connection with      -
the issuance of $81.35 million of Industrial Development Revenue Bonds, dated as of December 1, 1986. (Incorporated by reference from SDG&E's
1991 Form 10-K - Exhibit 10.37.)

10.46    Loan agreement with the City of San Diego in connection with     -
the issuance of $100 million of Industrial Development Revenue Bonds, dated as of September 1, 1985. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.38.)

10.47 Executive Incentive Plan dated April 23, 1985. (Incorporated by - reference from SDG&E's 1991 Form 10-K - Exhibit 10.39.)

10.48    Loan agreement with California Pollution Control Financing        -
Authority dated as of December 1, 1984, in connection with the issuance of $27 million of pollution control bonds. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.40.)

10.49    Loan agreement with California Pollution Control Financing        -
Authority dated as of May 1, 1984, in connection with the issuance of $53 million of pollution control bonds. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.41.)

10.50 Lease agreement dated as of July 14, 1975 with New England Mutual - Life Insurance Company, as lessor. (Incorporated by reference from SDG&E's 1991 Form 10-K - Exhibit 10.42.)

10.51   Assignment of Lease agreement dated as of November 19, 1993      -
to Shapery Developers as lessor by New England Mutual Life Insurance
Company.  (Incorporated by reference from SDG&E's 1994 10-K - Exhibit 10.74).

10.52    Firm Transportation Service Agreement, dated April 25, 1991      -
between Pacific Gas Transmission Company and San Diego Gas & Electric Company. (Incorporated by reference from SDG&E's
 March 31, 1991 Form 10-Q -Exhibit 28.2.)

10.53    Agreement dated March 19, 1987, for the Purchase and Sale of     -
Uranium Concentrates between SDG&E and Saarberg-Interplan Uran GmbH (assigned to Pathfinder Mines Corporation in June 1993). (Incorporated by reference from SDG&E's 1990 Form 10-K - Exhibit 10.5.)

10.54    Second Amended San Onofre Agreement among Southern California     -
Edison Company, SDG&E, the City of Anaheim and the City of Riverside, dated February 26, 1987. (Incorporated by reference from SDG&E's 1990 Form 10-K -
Exhibit 10.6.)

10.55    San Diego Gas & Electric Company Executive Severance Allowance       -
Plan, as Amended and Restated, December 17, 1990. (Incorporated by reference from SDG&E's 1990 Form 10-K - Exhibit 10.8.)

10.56    San Diego Gas & Electric Company and Southern California Gas     -
Company Restated Long-Term Wholesale Natural Gas Service Contract, dated September 1, 1990. (Incorporated by reference from SDG&E's 1990
Form 10-K - Exhibit 10.9.)

10.57    Long-Term Natural Gas Storage Service Agreement dated            -
January 12, 1994 between Southern California Gas Company and SDG&E. (Incorporated by reference from SDG&E's 1994 10-K - Exhibit 10.42).

10.58    Loan agreement between Union Bank and SDG&E dated November 1, 1988   -
as amended.  (Incorporated by reference from SDG&E's 1989 Form 10-K -
Exhibit 10I.)

10.59    Loan agreement between Bank of America National Trust & Savings    -
Association and SDG&E dated November 1, 1988 as amended. (Incorporated by reference from SDG&E's 1989 Form 10-K - Exhibit 10J.)

10.60    Loan agreement between First Interstate Bank of California and     -
SDG&E dated November 1, 1988 as amended. (Incorporated by reference from SDG&E's 1989 Form 10-K - Exhibit 10K.)

10.61    U. S. Navy contract for electric service, Contract                 -
N62474-70-C-1200-P00414, dated September 29, 1988. (Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10C.)

10.62    Employment agreement between San Diego Gas & Electric Company and   -
Thomas A. Page, dated June 15, 1988.  (Incorporated by reference from
SDG&E's 1988 Form 10-K - Exhibit 10E.)

10.63    Public Service Company of New Mexico and San Diego Gas & Electric    -
Company 1988-2001 100 MW System Power Agreement dated November 4, 1985 and Letter of Agreement dated April 28, 1986, June 4, 1986 and June 18, 1986. (Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10H.)

10.64    San Diego Gas & Electric Company and Portland General Electric     -
Company Long-Term Power Sale and Transmission Service agreements dated November 5, 1985. (Incorporated by reference from SDG&E's 1988 Form 10-K -
Exhibit 10I.)

10.65    Comision Federal de Electricidad and San Diego Gas & Electric     -
Company Contract for the Purchase and Sale of Electric Capacity and Energy dated November 20, 1980 and additional Agreement to the contract dated
March 22, 1985.  (Incorporated by reference from SDG&E's 1988 Form 10-K -
Exhibit 10J.)

10.66   U. S. Department of Energy contract for disposal of spent nuclear   -
fuel and/or high-level radioactive waste, entered into between the DOE and Southern California Edison Company, as agent for SDG&E and others; Contract DE-CR01-83NE44418, dated June 10, 1983. (Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10N.)

10.67    Agreement with Arizona Public Service Company for Arizona          -
transmission system participation agreement - contract 790116.
(Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10P.)

10.68    City of San Diego Electric Franchise (Ordinance No.10466).        -
(Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10Q.)

10.69    City of San Diego Gas Franchise (Ordinance No.10465).              -
(Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10R.)

10.70    County of San Diego Electric Franchise (Ordinance No.3207).         -
(Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10S.)

10.71    County of San Diego Gas Franchise (Ordinance No.5669).              -
(Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10T.)

10.72    Supplemental Pension Agreement with Thomas A. Page, dated as of     -
April 3, 1978.  (Incorporated by reference from SDG&E's 1988 Form 10-K -
Exhibit 10V.)

10.73    Lease Agreement dated as of March 25, 1992 with American National   -
Insurance Company as lessor of an office complex at Century Park.
(Incorporated by reference from SDG&E's 1994 10-K - Exhibit 10.70).

10.74    Lease agreement dated as of June 15, 1978 with Lloyds Bank          -
California, as owner-trustee and lessor - Exhibit B to financing agreement of SDG&E's Encina Unit 5 equipment trust. (Incorporated by reference from SDG&E's 1988 Form 10-K - Exhibit 10W.)

10.75    Amendment to Lease Agreement dated as of July 1, 1993 with Sanwa    -
Bank California, as owner-trustee and lessor - Exhibit B to secured loan agreement of SDG&E's Encina Unit 5 equipment trust. (Incorporated by reference from SDG&E's 1994 10-K - Exhibit 10.72).

23 Consent of Deloitte & Touche LLP



___________________

The SDG&E Forms 10-K and 10-Q referred to above were filed under Commission
 File  Number 1-3779.






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